TSX:GNG
www.goldengoliath.com

Vancouver, Canada, March 18, 2011 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release.

Golden Goliath advises that it has issued forced conversion notices to the holders of approximately 9,100,000 share purchase warrants and agents warrants (collectively the "Warrants") which were issued pursuant to a unit private placement which completed in January and February 2010. The Warrants are exercisable to purchase one common share per warrant at a price of $0.25 for two years.

The Warrants contain a provision whereby if the Company's weighted average share price for 20 consecutive trading days equals or exceeds $0.40, the Company may give notice to the Warrant holders that they must exercise their remaining Warrants within a period of 30 days from the date of receipt of the notice. The Company's common shares have now traded at a weighted average price of greater than $0.40 for more than 20 consecutive days. Any Warrants remaining unexercised after the expiration of the 30 day notice period will be cancelled and will thereafter be of no force or effect.

Although it is unknown how many of the Warrants will be exercised, in the event that all Warrants are exercised, the Company will receive approximately $2,275,000 which will be added to working capital.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

For More Information Contact

Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604) 682-2950    Email: jps@goldengoliath.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.